                      Consent of Independent Auditors

Mical Mortgage, Inc:

We consent to the inclusion of our report dated July 24, 1998, with respect to the balance sheets of Mical Mortgage, Inc. as of April 30, 1998 and 1997, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended, which report appears in the Form 8-K/A of Finet Holdings Corporation dated December 7, 1998.

Our report dated July 24, 1998 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.


                                                               KPMG Peat
Marwick LLP

San Diego, California
December 7, 1998






<//TEXT>
</DOCUMENT